EXHIBIT 21

KENT FINANCIAL SERVICES, INC.

Subsidiaries

Name of Subsidiary	State of Incorporation

Kent International Holdings, Inc.	Nevada

Kent Educational Services, Inc.	Delaware

The Academy for Teaching and Leadership, Inc.	Delaware